Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

March 1, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Supplementary Immediate Report – Notice of Organizational Sanctions

Tel Aviv, Israel – March 1, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (the “Company”) provided an update today related to the Company’s immediate report of February 22, 2020, in respect of the announcement by the Company’s employees’ representatives to the Company regarding the taking of organizational measures due to non-progress in the negotiations of a collective bargaining agreement. As per the Israeli Labor Court decision of the same day that the parties will negotiate and that the employees’ representatives would not take sanctions until March 1, 2020, it is hereby reported that on March 1, 2020, the Company’s employees began taking sanctions.

The Company is examining the volume and significance of the sanctions and continuing its treatment of the matter.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.